UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

WeGro Co, Inc

Legal status of issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of organization:

    March 25, 2024

Physical address of issuer:

485 Nantasket Ave, Suite A, Hull, Massachusetts 02045

Website of issuer:

https://wegroco.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Class B Non-Voting Common Stock

Target number of securities to be offered:
25,000

Price (or method for determining price):
$2

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$500,000

Deadline to reach the target offering amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

15

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,193,571	-
Cash & Cash Equivalents	112,431	-
Accounts Receivable:	0	-
Short-term Debt:	1,322,953	-
Long-term Debt:	1,381,265	-
Revenues/Sales	3,243,791	-
Cost of Goods Sold:	2,642,701	-
Taxes Paid:	98,009	-
Net Income:	-1,007,241	-

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax

and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the pet products industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the pet products industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the pet products industry;
- growth of, and risks inherent in, the pet products industry in USA;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products and services;

- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to WeGro Co, Inc shall include any joint venture in which WeGro Co, Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of WeGro Co, Inc.

"Company " means WeGro Co, Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means WeGro Co, Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Non-Voting Common Stock of WeGro Co, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
WeGro Co, Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Randy Williams

Dates of Board Service: March 2024

Founder & CEO at WeGro Co

Randy has spent 20+ years as a sales leader and an intrapreneur working for mid-size and Fortune 500 companies such as the University of Phoenix and Staples. During this time, Randy has been responsible for helping build programs that generated hundreds of millions of dollars in sales. He led sales teams, rebuilt struggling sales organizations, and created new sales programs, all with great success.

In 2017 Randy decided to move from an intrapreneur to an entrepreneur and created Zen Habitats, Inc. Zen Habitats focuses on designing reptile enclosures that are functional, beautiful, and affordable. In 2019 Zen Habitats redesigned its enclosures to allow for scalability. Since 2019, sales have grown exponentially, and Zen Habitats has 20+ team members.

Randy's strategic vision and operational expertise uniquely position him to drive the company forward in the pet industry landscape. His experience in sales leadership and entrepreneurship equips him to empower pet-centric brands and creators through innovative eCommerce strategies, robust social media management, and strategic affiliate campaign oversight.

Business Experience:


Co-Founder
WeGro Co · Full-time
Jan 2023 - Present · 1 yr 6 mos
Hull, Massachusetts, United States · On-site

WeGro Co is focused on managing the following for our clients: sales and marketing through eCommerce store and social media management, as well as affiliate campaign management.

Skills: Start-up Ventures · Start-up Leadership


Founder - CEO
Zen Habitats, Inc · Full-time
Feb 2017 - Present · 7 yrs 5 mos
Hull, Massachusetts, United States

Zen Habitats, Inc. focuses on creating reptile-specific habitats that are designed to support the physical and emotional needs of your pets. We strive to provide a commercially viable alternative to glass aquariums, which are too small for medium-sized lizards (i.e. bearded dragons) and snakes. Our focus is on creating habitats that are not only functional but beautiful, easy to assemble, and affordable. We believe we achieved this with our newest design. Read our story below to learn how we got started.


Director of Sales for US Commercial Staffing
Staffing 360 Solutions, Inc.
Feb 2019 - Apr 2020 · 1 yr 3 mos
Trumbull, CT

Responsible for leading the Commercial Sales team for Monroe Staffing, a Staffing 360 Solutions company. Focused on achieving growth objectives through strategic initiatives and team development.



Staples
10 yrs 3 mos

National Sales Director - Vertical Markets
Apr 2016 - Dec 2017 · 1 yr 9 mos
Framingham, MA

Developed and introduced "go to market" strategy for selling Print and Marketing Services into newly created Federal Government, and Educational vertical markets programs. Responsible for managing a national team of remote sales representatives. Focused on holding the team accountable to hitting sales and activity budgets while proactively providing coaching and development around best practices and negotiating skills.
•Optimized organization structure by analyzing current and potential value of each market, choosing the top 10 markets for maximum returns.
•Developed training program defining client base, understanding contracts, and operational processes.
•Effectively negotiated contracts and RFPs with FedGov and educational institutions.
•Created Salesforce.com CRM database reporting centering on advancing behavior and results, driving win rates from ~35% to 68%.
•Targeted activity and behavior metrics improving productivity 42% in first six months.

National Sales Director - National Accounts
Apr 2013 - Jul 2016 · 3 yrs 4 mos
Framingham, MA

Responsible managing a national team of remote sales representatives with primary target of propelling the utilization of Staples for copy and print needs of corporate and enterprise organizations. Focused on achieving sales and activity budget through effective and efficient best practices.
Responsible managing a national team of remote sales representatives with primary target of propelling the utilization of Staples for copy and print needs of corporate and enterprise organizations. Focused on achieving sales and activity budget through effective and efficient best practices. Advanced pilot program into full functioning sales team.
• Increased sales 880% over 3-year period though staff growth and development.
• Enhanced implementations from 91 days to 19 days by utilizing Lean Six Sigma.
• Improved client adoption 310% by collaborated with marketing team.
• Partnered with sales leaders from various business units to ensure program adoption.

District Sales Manager
May 2010 - Apr 2013 · 3 yrs
Greater Boston Area

Responsible for hiring, on-boarding, mentoring and managing a field sales team of 18 Account Managers focused sales on copy, print, and promotional products to small and mid-sized (SMB) organizations in the Boston market.
• Created advanced metric reporting through Salesforce.com CRM database which increased "1st Appointment Win Rates" from 13% to 32%, resulting in additional revenue of $12M.
• Achieved highest sales volume in company, exceeding program average by at least 100% each year
• Received multiple awards for Sales Excellence, including Top District Sales Manager, 2011 & 2012; Top District of the Year, 2011 & 2012; Sales Excellence, 2012; and Retail District Sales Manager, 2011.
• Participated and/or lead in creating numerous trainings and development programs nationally.
• Key member of Lean Six Sigma teams driving efficiencies and effectiveness.

Program Manager - Sales Operations
May 2009 - Apr 2010 · 1 yr
Framingham, MA

Key member of the Sales Operations team. Drove program success by collaborating with other business units, including Human Resources, Marketing, Training and Development, Finance, and Store Operations.
• Created new organizational structure that helped the organization grow from 24 associates to over 100 in the first year and over 300 associates within two years.
• Worked with vendor partner in creating customized Salesforce.com platform to fit organizational needs.
• Salesforce.com Administrator responsible for creating hierarchies and reporting structures.
• Improved operational efficiencies for managers through implementation of activity tools and reporting, allowing measurement of sales and behavior.
• Created sales verification process which nearly eliminated false sales reporting.
• Lead a Lean Six Sigma team defining quote/order process resulting in millions of dollars in cost savings.

District Sales Manager
Oct 2007 - Apr 2009 · 1 yr 7 mos
Greater Los Angeles Area

I played a key role in the development of effective "go to market" strategies; conducted progress analysis and supplied feedback and improvement opportunities. I was instrumental in building and developing team members with account management skills, focusing on customer retention and expanding sales.

Accomplishments included:
* Achieved highest District sales volume in nation through team development in customer retention; nearly double next highest District

double next highest District.
* Increased digital copy sales 226% in 3 months by diagnosing pricing errors in digital copy quotes.

Name: Heidi Williams **Dates of Board Service:** March 2024
Chief Operating Officer at WeGro Co

Heidi Williams is a multifaceted entrepreneur with a strong foundation in education and business leadership. She co-founded Zen Habitats, Inc. in 2017, where she serves as President, overseeing the company's growth and strategic direction in manufacturing premium reptile enclosures and accessories for reptile enthusiasts worldwide. In addition, Heidi co-founded WeGro Co. in 2014 and currently serves as the Chief Operating Officer.

Leveraging her 13 years of experience as an Elementary School Teacher, Heidi brings a unique perspective and structured approach to managing operations at WeGro Co. Since joining in January 2023, Heidi has played a pivotal role in enhancing organizational efficiency and driving the company's mission to empower pet-centric brands and creators through innovative eCommerce strategies and impactful social media campaigns.

Heidi's journey into entrepreneurship began with co-founding Zen Habitats, where her dedication to quality, innovation, and customer satisfaction has been instrumental in establishing the company as a leader in the reptile enclosure industry.

Business Experience:

Experience



Chief Operating Officer
WeGro Co. · Full-time
Jan 2023 - Present · 1 yr 6 mos
Hull, Massachusetts, United States · On-site



Zen Habitats, Inc
7 yrs 4 mos

- **President**
  Self-employed
  Mar 2021 - Present · 3 yrs 4 mos
  Hull, Massachusetts, United States

- **Co-Founder**
  Mar 2017 - Present · 7 yrs 4 mos
  Hull, MA



Elementary School Teacher
Plymouth Public Schools
Oct 2007 - Mar 2021 · 13 yrs 6 mos

Name: Scott Crawford   **Dates of Board Service:** March 2024

Business Experience:



United Veterinary Care
5 yrs 1 mo

- **Vice Chairman United Veterinary care**
  Jun 2023 - Present · 1 yr 1 mo

- **Chief Executive Officer**
  Jun 2019 - Jun 2023 · 4 yrs 1 mo
  Palm Beach Gardens, Florida, United States

  Leads fast growing veterinary hospital group committed to improving the lives of pets and people. UVC honors the legacy of our partner hospitals, empowers and supports our team members, and leverages technology to achieve our united mission.



Consultant
SWC Consultant
Jan 2005 - Jun 2019 · 14 yrs 6 mos

Independent consultant for CEO's and director level employee's at companies involved in the Pharmaceutical, Health, and Technology arena

---



Owner
Vet Ventures
Jul 2013 - Dec 2016 · 3 yrs 6 mos
Lower Cape Veterinary Services

Four locations on Cape Cod



President
Veterinary Purchasing Group
Apr 2010 - Dec 2016 · 6 yrs 9 mos

Veterinary Purchasing Group was established June of 2010 to strengthen the purchasing power of independent veterinarians by combining purchasing volumes amongst multiple hospitals. The purpose of our group is to bring down your cost of goods and to bring clarity to the marketplace. In this age, understanding what your peers are paying, and being competitive with the corporate chains is critical.
Our group started with just 10 member hospitals and now we have grown into a strong group of 385 veterinary hospitals representing over 1000 Veterinarians. As a result we have over 20 different vendor contracts across a broad range of suppliers to include Flea, Tick, Heartworm, Vaccines, and medical supplies to name a few. In addition, we have negotiated contracts with non-medical providers such as gas and electric, office supplies, and merchant services. These agreements provide significant saving opportunities to you while at the same time improving profitability opportunities for your peers.
Based on financial data of members with VPG for more than one year we have concluded that joining our group represents conservative average annual savings of $10,000 - $15,000 for each $500,000 in hospital gross revenues.
We are very excited about our progress to date but our goal is to continue to grow in purchasing strength. We hope that you will consider joining your colleagues in this endeavor.
For additional information about how our group works and member testimonials, please visit our website at www.veterinarypurchasinggroup.com.



Owner
Plymouth Animal Hospital
Jan 1997 - Jun 2008 · 11 yrs 6 mos

Name: Richard Stevenson **Dates of Board Service:** March 2024

Business Experience:



Director of Marketing
Rootstock Software · Full-time
Oct 2016 - Apr 2024 · 7 yrs 7 mos

A leader in the marketing department for Rootstock, an emerging leader in the cloud ERP software space. Our team drives all global awareness and demand generation efforts to support direct and channel sales teams.

Skills: Demand Generation · Event Management · Vendor Management · Customer Marketing · Team Leadership · Lead Generation · Account Marketing · ABM · Team Management · Lead Nurturing · B2B Marketing



IBM
12 yrs 3 mos

Sr Global Marketing Programs Manager
Mar 2012 - Oct 2016 · 4 yrs 8 mos

Lead a team responsible for creating and managing global demand generation programs targeting IT contacts in enterprise organizations designed to generate highly qualified leads for the company's Business Analytics group to meet defined pipeline and revenue objectives. Collaborate with market management and global field teams to align on priorities, messaging and tactics to ensure that programs in market are supporting in market needs and global targets related to revenue and pipeline and to provide additional support related to progressing existing pipeline. Insure that the team executes against budget targets, is involved in a continuous improvement cycle, and is delivering integrated programs that encompass an appropriate and effective mix of tactics and elements from execution to follow up.

Marketing Manager
Aug 2004 - Mar 2012 · 7 yrs 8 mos

Create and manage awareness, lead and demand generation programs targeting senior & midlevel IT executives within the Global 3500. Work with product marketing to identify messaging, target audience and goals as well as with global field marketing units to manage localization needs and program execution. Partner with creative agencies and third party vendors to create high impact programs. Have successfully established dynamic PURL based community of senior IT audience as central component of integrated plan delivering 124% of target.



Director of Marketing
Relevant Business Systems
Jan 2000 - Aug 2004 · 4 yrs 8 mos

Responsible for the creation and execution of all marketing programs and initiatives for ERP software company. Established and managed in house business development unit heavily focused on lead nurturing efforts. Launched successful integrated print/web/DM programs. Managed all web, direct marketing, advertising, PR, partner and brand related activity. The marketing programs under my direction directly resulted in the company's sales growing at an annualized rate of 50%.



Direct Marketing Programs Manager
Kronos
Feb 1997 - Feb 1999 · 2 yrs 1 mo



Marketing Manager
Psipenta USA
1999 - 1999 · Less than a year



Sr Account Manager
Dickinson Direct
Feb 1992 - Feb 1997 · 5 yrs 1 mo

Name: Jerry Aubel **Dates of Board Service:** March 2024

Business Experience:



Vice President of Sales
Oliver Inc. · Full-time
Dec 2023 - Jun 2024 · 7 mos
United States · Remote



National Director U.S.- Enterprise and Vertical Markets(HC, EDU, FED GOV, DIV)
Staples Business Advantage
Jul 2016 - Nov 2023 · 7 yrs 5 mos
Cleveland/Akron, Ohio Area

I have been with Staples 29 years in various leadership roles. Contributing to both leader and frontline associate development on various account retention, account acquisition and sales operations teams. Currently I am leading talented Enterprise and Vertical Market teams for Staples Business Advantage

www.staplesadvantage.com

Skills: Mentoring · Negotiation · Sales Management · Problem Solving · Coaching · Strategic Thinking · Organizational Leadership · Relationship Building · Leadership Development · Team Leadership



Area Vice President
Staples
Feb 1994 - Jun 2016 · 22 yrs 5 mos

Skills: Mentoring · Negotiation · Sales Management · Problem Solving · Coaching · Strategic Thinking · Organizational Leadership · Relationship Building · Leadership Development · Team Leadership

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Randy Williams - CEO
Heidi Williams - COO

Please refer to Question 4 above for their detailed professional profiles

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**

Randy Williams	1,187,500	40.31%
Heidi Williams	1,187,500	40.31%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$500,000**
Less: Offering Expenses		
Portal Fee	$2,500	$25,000
Net Proceeds	**$47,500**	**$475,000**
Inventory	$40,000	$375,000
Product Development	$0	$85,000
Working Capital	$7,500	$15,000

If target offering amount is sold:

Total Proceeds: $50,000

1. **Portal Fee:** $2,500
   This fee covers the fees paid to the funding portal, which facilitates the offering.

2. **Net Proceeds:** $47,500
   This is the amount available after deducting the portal fee from the total proceeds.

3. **Allocation of Net Proceeds:**

   ○ **Inventory:** $40,000
   A significant portion of the net proceeds will be used to purchase inventory. This ensures that WeGro Co can maintain sufficient stock levels

to meet customer demand without interruption.

- ○ **Working Capital:** $7,500
  The remainder of the net proceeds will be allocated to working capital, which will support day-to-day operations such as payroll, rent, utilities, and other administrative expenses.

If maximum offering amount is sold:

Total Proceeds: $500,000

1. **Portal Fee:** $25,000
   This increase is proportional to the total amount raised, covering the fees paid to the funding portal for a larger fundraise.

2. **Net Proceeds:** $475,000
   This is the balance after deducting the portal fee, representing the funds available for operational and developmental use.

3. **Allocation of Net Proceeds:**

   - ○ **Inventory:** $375,000
     The bulk of the net proceeds will be allocated to significantly expand the inventory. This is crucial for scaling up operations and ensuring that product availability matches the anticipated increase in sales volume following the offering.

   - ○ **Product Development:** $85,000
     Investment in product development is critical for future growth. These funds will be used to develop new products or enhance existing offerings, keeping the brand competitive and innovative.

- ○ **Working Capital:** $15,000
  A portion of the proceeds will be allocated for working capital to ensure smooth daily operations and the ability to quickly respond to market changes or opportunities.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer

earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	**$50,000** USD
Maximum Target	**$500,000** USD
Pre-money Valuation	**$5,891,312** USD
Equity Offered	**0.84% - 7.82%**
Securities Type	**Class B Non-Voting Common Stock**
Regulation	**Regulation CF**
Closing Date	**30 Apr 2026**

Share Price $2.00

Shares Offered
25,000 - 250,000

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Common Stock	5,000,000	2,500,000	YES	NO

Class B Non-Voting Common Stock		0	NO	NO
Series Seed Preferred Stock	1,000,000	445,656	YES	NO
Series B Preferred Stock		0	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Non-Voting Common Stock, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

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<tr><td>

Important Disclaimer:

As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

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</table>

Valuation of Our Class B Non-Voting Common Stock

The valuation of WeGro Co, considering where Zen Habitats is a wholly owned subsidiary, we employ the Price to Sales (P/S) ratio methodology. Below is a detailed explanation of our methodology and the corresponding calculations to place WeGro Co's valuation.

Revenue Data and Calculations

Zen Habitats reported total revenue of $4,309,159 in 2023.

ZEN HABITATS INC			
Statement of Operation (Unaudited)			
		For the year Ended December 31,	
		2023	2022
Sales (Net of Sales Tax)		4,309,159	5,257,443
Returns,Discount and Allowances		(149,803)	(22,012)
Total Revenue	$	4,159,356 $	5,235,431

For 2024, the combined expected revenue for Zen Habitats and WeGro is estimated to be between $4.3 million and $5.3 million. For our valuation, we conservatively use the lower end of this range, $4.3 million.

Price to Sales Ratio Application

The P/S ratio is calculated as the Market Valuation divided by Annual Sales. We reference the average P/S ratio for the S&P 500, which stands at 2.2.

Dec 31, 2023	2.55
Dec 31, 2022	2.19
Dec 31, 2021	3.04
Dec 31, 2020	2.76
Dec 31, 2019	2.28
Dec 31, 2018	1.87
Dec 31, 2017	2.17
Dec 31, 2016	1.95
Dec 31, 2015	1.81
Dec 31, 2014	1.77

10-year P/S ratio for the S&P 500

Considering that WeGro is a startup with a limited history and acknowledging the current high market valuations, we apply a risk discount factor. Thus, the adjusted P/S ratio for WeGro is calculated as:

Adjusted P/S Ratio = 2.2 × 0.7=1.54

Using this adjusted P/S ratio, we derive the pre-money valuation of WeGro Co:

Pre-Money Valuation of WeGro=$4.3M × 1.54=$6.622M

Assumptions

- The revenue estimate is determined by the board of directors and may be subject to changes based on actual performance.

- The choice of the S&P 500 P/S ratio and the 0.7 risk discount factor are subjective and reflect the perceived risks associated with WeGro's startup nature and market conditions.

Valuation of Class B Non-Voting Common Stock

The valuation of the Class B Non-Voting Common Stock is calculated by dividing WeGro Co's pre-money capitalization by the total number of issued shares (common and preferred). Given the pre-money valuation calculated above:

Valuation of Class B Non-Voting Common Stock= $6,622,000 / (2,500,000 + 445,657)

≈ $2.25 per share

For rounding and convenience, we have set the <u>Offering Price at $2.</u>

This valuation analysis, employing the P/S ratio based on the latest sales data from WeGro Co, offers a framework for potential investors and stakeholders to evaluate its market standing. This foundational assessment should be considered alongside comprehensive financial and market analyses to facilitate informed investment decisions.

Methods for how the securities may be valued by the issuer in the future:

The below methods may be used to provide a framework for assessing the value of the company's securities in the future:

1. Market Approach

This method involves comparing WeGro Co to similar companies in the industry that are publicly traded. Key metrics such as the Price to Earnings (P/E) ratio, Price to Sales (P/S) ratio, and Enterprise Value to EBITDA (EV/EBITDA) ratio are typically used in this approach. These comparisons help to estimate the fair market value of WeGro Co's securities by aligning them with the current market standards.

2. Income Approach

The income approach focuses on the future cash flows the company is expected to generate. The Discounted Cash Flow (DCF) method is a primary tool in this approach, where future free cash flows are projected and discounted back to their present value using a discount rate that reflects the risk associated with the investment. This method is particularly useful for valuing growth companies where future profitability and cash flow projections are expected to be strong.

3. Asset-Based Approach

In the asset-based approach, the company's net asset value is calculated by subtracting its total liabilities from its total assets. This method can be particularly relevant for companies with significant tangible or identifiable intangible assets. Adjustments may be made to reflect the fair market value of those assets rather than their book value on financial statements.

4. Cost Approach

The cost approach evaluates what it would cost to recreate the business from scratch considering the current prices of its assets and costs of establishing operations. This method is generally used as a supporting evaluation tool rather than a primary valuation method, providing a baseline value that can be compared against other valuation methods.

5. Event-Driven Valuation

In cases where the company anticipates specific events that could significantly influence its valuation, such as a merger, acquisition, or major partnership, event-driven valuation methods may be applied. These methods consider the potential outcomes and impacts of such events on the company's financial health and market position.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Non-Voting Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Class B Non-Voting Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Loan agreement dated June 29, 2023 between Zen Habitats, Inc. and Alliance Funding Group:

- **Lender Information**:

  - **Name**: Alliance Funding Group

- **Borrower Information**:

  - **Company Name**: Zen Habitats, Inc.

- **Loan Details**:

  - **Loan Amount**: $125,000.00

  - **Loan Origination Fee**: $2,500.00 (to be deducted from the loan amount)

  - **Disbursed Amount**: $122,500.00 (Loan amount minus origination fee)

- Interest Amount: $43,749.88 (excluding the origination fee)

- Total Repayment Amount: $168,749.88 (includes the principal and interest, excludes any default fees)

- Payment Schedule: 52 payments of $3,245.19 each

Business Loan and Security dated June 29, 2023 Agreement for Zen Habitats, Inc

Lender Information:

- **Lender Name**: Channel Partners Capital, LLC

Borrower Information:

- **Company Name**: Zen Habitats, Inc.

Loan Details:

- **Loan Amount**: $200,000.00

- **Origination Fee**: $5,000.00 (included in the loan amount)

- **Monthly Loan Payment**: $14,444.44

- **Payment Frequency**: Monthly

- **Number of Payments**: 18

- **Total Loan Payments**: $259,999.92

Loan Agreement dated June 26, 2024 Between Scott Crawford and WeGro Co, Inc

Lender Information:

- **Lender Name**: Scott Crawford

Borrower Information:

- **Borrower Name**: WeGro Co., Inc.

Loan Details:

- **Loan Amount and Interest**:

  - **New Loan Amount**: $200,000 with a flat interest rate of 30%.

  - **Converted Loan**: An existing convertible note of $100,000, dated March 27, 2024, is converted into a standard loan with a flat interest rate of 15%.

- **Total Payoff Amount**: $375,000 for both loans combined.

- **Repayment Terms**:

  - **Repayment Start Date**: September 1, 2024.

  - **Payment Frequency**: Weekly.

  - **Regular Payment Amount**: $7,000 per week.

- - **Final Payment Amount**: $3,000 on the final week, due by September 7, 2025.

Promissory Note dated July 13, 2021 between Cambridge Savings Bank and Zen Habitats Inc

Lender Information:

- **Lender Name:** Cambridge Savings Bank

Borrower Information:

- **Borrower Name:** Zen Habitats Inc

- **Guarantors:** Randy Williams and Heidi Williams

Loan Details:

Principal Amount: $250,000.00
Date of Note: July 13, 2021

Promise to Pay: Zen Habitats Inc ("Borrower") promises to pay Cambridge Savings Bank ("Lender") $250,000.00 plus interest on the unpaid principal balance.

Payment Terms:

- **Full Payment:** Due on Lender's demand.

- **Monthly Payments:** Starting September 1, 2021, covering accrued unpaid interest.

- **Application of Payments:** First to accrued unpaid interest, then to principal, then to late charges.

Variable Interest Rate:

- Based on The Wall Street Journal Prime Rate plus 4.000 percentage points.

- Initial rate of 4.250% per annum.

- Interest rate changes daily.

Interest Calculation Method: Computed on a 365/360 basis.

Prepayment: Borrower may prepay without penalty but must continue to make interest payments unless agreed otherwise.

Late Charge: 5.000% of the unpaid portion of the regularly scheduled payment or $25.00, whichever is greater, if payment is 15 days late.

Interest After Default: Continues to accrue at the note rate, not exceeding legal maximums.

Lender's Rights: Lender can demand full payment upon default.

Line of Credit: The note represents a revolving line of credit. Authorized persons can request advances.

Secured Line of Credit Agreement dated May 9, 2024 between Highbeam, Inc. and Zen Habitats, Inc.

Lender Information:

- **Lender Name:** Highbeam, Inc.

Borrower Information:

- **Borrower Name:** Zen Habitats, Inc.

Loan Details:

- **Credit Commitment:** $218,000.00

Loans:

- **Revolving Loans:** Up to $218,000.00 on a revolving basis, repayable within 120 days from the date of each Loan, with final payment due within 30 days of Lender's Demand.

Interest Rate: 18% per annum, accruing daily.

Payment Terms:

- **Payment Frequency:** As per Borrower's selections (daily, weekly, monthly, semi-monthly, or other).

Demand and Termination:

- **Demand:** Lender may demand repayment at any time.

- **Termination Date:** All outstanding principal and interest due within 30 days following the Demand.

Secured Line of Credit Agreement dated January 18, 2024 between WebBank and Zen Habitats, Inc.

Lender Information:

- **Lender Name**: WebBank

- **Loan Type:** PayPal Working Capital

Borrower Information:

- Borrower Name: Zen Habitats, Inc

Loan Details:

- Principal Amount: $83,000.00

- Loan Fee: $6,413.00

- Repayment Percentage: 30%

- Total Payment Amount: $89,413.00

- Minimum Payment (Required Every 90 Days): $8,941.00

- Date of Agreement: 01/18/2024

Merchant Loan Agreement between WebBank and Zen Habitats, Inc.

Lender Information:

- **Lender Name**: WebBank

- **Loan Type**: Shopify Loan

Borrower Information:

- **Borrower Name**: Zen Habitats, Inc.

Loan Details:

- **Loan Amount**: $500,000.00 USD

- **Cost of Funds**: $65,000.00 USD

- **Total Payment Amount**: $565,000.00 USD

- **Repayment Rate**: 17% of daily sales

Promissory Note dated July 13, 2022 between Cambridge Savings Bank and Zen Habitats Inc

Lender Information:

- **Lender Name:** Cambridge Savings Bank

Borrower Information:

- **Borrower Name:** Zen Habitats Inc.

- **Guarantors:** Randy Williams and Heidi Williams

Loan Details:

- **Principal Amount:** $500,000.00

- **Date of Note:** July 13, 2022

Promise to Pay:

- Zen Habitats Inc ("Borrower") promises to pay Cambridge Savings Bank ("Lender") $500,000.00 plus interest on the unpaid principal balance.

Payment Terms:

- **Full Payment:** Due on Lender's demand.

- **Monthly Payments:** Starting August 13, 2022, of $9,865.09 each, with a final payment estimated at $9,865.26 on July 13, 2027.

- **Application of Payments:** First to accrued unpaid interest, then to principal, then to late charges.

Interest Calculation Method:

Based on a 365/360 basis, resulting in a higher effective interest rate than the stated 6.750% per annum.

Prepayment: Borrower may prepay without penalty but must continue to make interest payments unless agreed otherwise.

Late Charge: 5.000% of the unpaid portion of the regularly scheduled payment or $25.00, whichever is greater, if payment is 15 days late.

Interest After Default: Continues to accrue at the note rate, not exceeding legal maximums.

Default: Events constituting default include failure to make any payment when due, failure to comply with terms of the Note or related documents, default in favor of third parties, false statements, insolvency, creditor or forfeiture proceedings, events affecting guarantor, change in ownership, adverse change, and insecurity.

Lender's Rights: Lender may declare the entire unpaid principal balance immediately due upon default.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2024-04-09	Regulation D Rule 506(b)	Equity, Debt	$397,475.10 in preferred stock	The funds are predominantly used for inventory and other expenses.	Finished
2024-07-30	Regulation Crowdfunding	Class B Non-Voting Common Stock	$199,200	$194,000 was withdrawn from escrow, used for: - Inventory - Product Development - Working Capital	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding** voting equity securities, calculated on the basis of voting power;

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

Tthe issuer, WeGro Co., Inc., was a party to a transaction involving a director of the issuer, Scott Crawford, since the beginning of the issuer's last fiscal year. The details of the transaction are detailed in question 25.

Scott Crawford, who is a director of WeGro Co., Inc., had a direct material interest in this transaction. The total amount involved in the transaction exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

WeGro Co, Inc., which was incorporated on March 25, 2024, itself does not have a long operating history given its recent establishment. However, its wholly owned subsidiary, Zen Habitats, has been operational since 2019. This provides WeGro Co with a valuable operational history through Zen Habitats, which has been active in the market for several years. Zen Habitats' track record and ongoing business activities contribute to the overall operational history of WeGro Co, offering insights into the business's performance, market presence, and industry experience.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Management Discussion of Results of Operations

WeGro Co, Inc. Overview

WeGro Co, Inc. presents this management discussion and analysis of our financial results for the year ended December 31, 2024. This analysis includes a detailed overview of our financial performance and highlights key operational metrics, providing shareholders and potential investors with a clear understanding of our business dynamics and financial health.

Results of Operations for WeGro Co, Inc.

For the year ended December 31, 2024, WeGro Co, Inc. reported total revenue of $3,243,791, after accounting for returns, discounts, and allowances totaling $482,770. The cost of goods sold was $2,642,701, leading to a gross profit of $601,090.

Operating Expenses and Profitability

Operating expenses for the period amounted to $1,770,076, which included key investments in operational functions:

- **Advertising & Marketing**: $219,990, reflecting our strategic efforts to grow brand awareness and customer acquisition.

- **Director's/Officer's Compensation**: $335,998, indicating investment in executive talent to drive company performance.

- **Salary, Wages, and Employee Benefits**: $601,386, supporting our workforce in delivering operational excellence.

As a result, the company reported an operating loss of $1,168,986. This loss was further exacerbated by interest expenses of $197,030, resulting in a net loss after tax of

$1,007,241, reflecting the impact of financial pressures and high operational costs.

Net Profit

The net loss of $1,007,241 for the year underscores several challenges faced by the company, including increased costs of goods sold and operational expenditures that have hindered profitability.

Future Outlook and Strategic Initiatives

Integration Synergies

The integration of Zen Habitats into WeGroCo presents opportunities to streamline operations and reduce costs. Synergies include optimizing supply chain processes, enhancing marketing strategies, and refining financial management to improve profitability.

Growth Strategy

WeGro Co plans to diversify its product offerings and expand into new markets, leveraging Zen Habitats' brand recognition. Strategic investments in technology and customer engagement will support revenue growth.

Cost Management

We will continue to implement strict cost control measures, including renegotiating vendor contracts, reducing waste, and optimizing our advertising spend to achieve operational efficiency.

Management Discussion and Analysis of Cash Flow

During the year ended December 31, 2024, WeGro Co, Inc. experienced a net loss of $1,007,241, which was reflected in its cash flow performance. Despite this loss, the company faced an operating cash outflow of $377,044, primarily due to the following factors:

- Depreciation of $28,071, which added back to the cash flow as a non-cash expense.

- A decrease in Debtors of $50,339, improving cash flow through better collection practices.

- A decrease in Inventory of $332,894, reflecting reduced stock levels and improved inventory management.

- An increase in trade payables of $496,737 and increase in other current liabilities of $73,228, which helped offset cash used by other activities and contributed positively to the operating cash flow.

In terms of investing activities, WeGro Co. generated $174,340 in cash from investment proceeds, while there were no other significant investing activities during the period.

On the financing side, the company generated $181,705 from financing activities, which included:

- $61,475 from loans.

- $5,177 from loans to shareholders.

- $115,053 from capital contributions and distributions.

As a result, WeGro Co. experienced a $20,999 decrease in cash and cash equivalents, ending the period with a balance of $112,431 as of December 31, 2024.

While these historical results provide insight into the company's cash flow position for the year, it is important to note that past performance is not necessarily indicative of future results. Future cash flows may be influenced by a variety of factors, including changes in operational efficiency, market conditions, and strategic initiatives.

Liquidity and Capital Resources

As of December 31, 2024, WeGro Co had total assets amounting to $1,193,571, with a balance of $112,431 in cash and cash equivalents. The company's liabilities totaled $2,704,217, including significant current liabilities and long-term obligations. The stockholders' equity is negative, reflecting accumulated losses.

The company plans to fund its operations and capital expenditures primarily through operating cash flow and credit facilities. We anticipate that the proceeds from the current offering will help strengthen the company's liquidity position.

WeGro Co, Inc. continues to navigate a challenging business environment. However, the strategic initiatives in place, along with the integration of Zen Habitats, offer potential pathways to improve profitability and stabilize the financial position. Moving forward, WeGro Co aims to strengthen its market position through operational efficiencies, cost control, and continued investment in growth opportunities.

Overall Financial Position

WeGro Co, Inc.'s balance sheet reflects a company with substantial investment in assets, balanced by a high level of indebtedness and a challenging equity position. The management is focused on leveraging our asset base while addressing the liabilities to improve our financial stability and position the company for future profitability. The significant deferred tax asset indicates potential future tax relief, which could improve our net worth and help stabilize our financial status.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?

No

(ii) involving the making of any false filing with the Commission?

No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or

omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://wegroco.com/

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Randy Williams

[Signature Code: gJAI28NYekE5OXvt6Bx9g15w3n2IHcbQEF1PUcJuucAStzu7XGbLzFN1Ful2CJYovoR5fXq1uUYAq--URHag8CU0eQlVWuNmcp0HqQBUT4I]

Randy Williams
WeGro Co, Inc
CEO
Date: 29 Apr 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Business Name: WeGro Co

Location: United States

Industry: Pet Products and Influencer Marketing

Products/Services: E-commerce management, social media services, sales and marketing for pet product brands

Mission: To elevate creators and accelerate e-commerce growth by providing innovative solutions and expert services in the pet industry.

Vision: To become the leading influencer and brand marketing agency focused on the pet sector by 2028.

Company Description

Welcome to WeGro Co, Inc., founded by Heidi and Randy Williams of Zen Habitats and social media creator Em Lock (Emzotic). We specialize in pet-centric brands and creators, combining eCommerce expertise with social media influence.

We help grow pet-centric brands by managing their social media accounts, eCommerce stores, customer service, and affiliate campaigns. Our portfolio includes Zen Habitats and Blue River Diets, with agreements to launch Essential Reptile Enclosures and EcoZoo.

We are moving top pet-centric creators from brand affiliate links to their own eCommerce stores, fostering strong partnerships with brands and followers. Creator stores offer higher commissions, customer loyalty, and long-term brand relationships.

WeGro Co is strategically positioned to capitalize on the expanding eCommerce trend within the pet industry. By focusing on niche markets and leveraging our proven expertise, we are committed to delivering unmatched value to influencers and brands.

Our dedication to innovation, process, and data analysis will drive our progress towards becoming the leading pet-centric influencer and brand marketing agency.

About Us - The WeGro Co Story

Founded by two visionary entrepreneurs along with a marketing specialist and a content creator, Em Lock, WeGro Co symbolizes the unity of diverse expertise aiming to elevate the standards in the pet industry. The founders have already generated over $20M in revenue within the pet industry, demonstrating significant influence with over 100M views in pet-centric content creation with an impressive interaction rate of over 7.5%. WeGro Co is dedicated to enhancing the digital presence and branding of its clients, ensuring their products resonate well with animal lovers and pet owners.

Market Analysis

Industry Overview

The pet industry is experiencing unprecedented growth, especially online. Over the past five years, the pet-centric eCommerce market grew with a CAGR of 12.49%. Pet-centric eCommerce is expected to grow annually by approximately 20.72% over the next five years. Increasing pet ownership and rising pet care spending present lucrative opportunities for targeted marketing strategies.

Target Market

WeGro Co targets pet-centric influencers and small to medium-sized pet product brands, helping them enhance their online presence and sales. We specialize in managing eCommerce stores, leveraging our expertise to capitalize on the growing demand for online pet products, personalized pet care, and subscription services. Our efforts focus on expanding influencers' reach and monetizing their content effectively while assisting brands in maximizing their digital footprint with tailored marketing strategies. This approach highlights the potential for sustained growth and innovation within the pet-centric eCommerce market.

Competitive Analysis

The competitive landscape features numerous agencies offering digital marketing services. However, WeGro Co sets itself apart through its specialized focus on the pet industry, backed by the success of Zen Habitats. This niche focus combined with proven strategies allows WeGro Co to offer superior value propositions to its clients.

Products and Services

E-commerce Store Management

We provide end-to-end management of e-commerce stores for brands and influencers, ensuring their offerings are well-presented, marketed, and sold through optimal online channels.

Brand Support Services

Our comprehensive services extend beyond basic marketing to include SEO optimization, social media management, and strategic affiliate marketing to boost brand visibility and enhance sales.

New Brand Launches

In collaboration with UK pet product brands, we are set to launch the Essential Reptile Enclosures, offering affordable yet high-quality products to capture a broader market segment.

Marketing and Sales Strategy

Our marketing strategy revolves around leveraging advanced SEO techniques, robust social media campaigns, and effective affiliate marketing to ensure high visibility and engagement rates. We plan to utilize data-driven analytics to continually refine our strategies and provide personalized marketing solutions to our clients.

Partnership and Collaboration

Strategic partnerships and collaborations with key influencers and brands are planned to extend our market reach and enhance brand recognition. We aim to add six new influencer stores per year, focusing on those with significant followings and engagement rates.

Pricing Strategy

Our pricing model is designed to be competitive yet profitable, ensuring that our clients can achieve a good return on investment while still being affordable for small to medium-sized enterprises.

Operational Plan

Operations Management

Our operational strategy focuses on streamlining inventory management, optimizing customer service protocols, and ensuring timely delivery of services. We plan to implement state-of-the-art CRM systems to manage client interactions efficiently.

Staff Requirements

To support our expanded operations, we will recruit additional experts in digital marketing, customer relationship management, and logistics. Our goal is to build a team that is not only skilled but also passionate about the pet industry.

Financial Plan

Revenue Streams

Our revenue model includes earnings from managing e-commerce platforms, consulting fees for brand management, and commissions from sales. We aim to diversify our revenue streams by introducing tiered service packages tailored to different client needs.

Funding Requirements

We are seeking a maximum investment of $500,000 to support the setup of new influencer stores, aggressive marketing campaigns, and operational expenses. This investment will also facilitate the launch of new products under the Essential Reptile Enclosures brand.

Projected Financials

We project a robust growth trajectory with total company sales expected to reach nearly $25 million by 2028. Our EBITDA margin is anticipated to improve significantly as we scale up operations and optimize our cost structures.

	2024	2025	2026	2027	2028
Total Company Sales	$ 5,337,213	$ 8,399,525	$ 12,924,176	$ 17,845,127	$ 25,356,717
Total COGS	$ 3,280,026	$ 5,238,771	$ 8,058,156	$ 11,266,336	$ 15,366,291
Marketing	$ 305,900	$ 416,879	$ 532,207	$ 632,831	$ 873,705
Add. Expense	$ 74,194	$ 97,104	$ 127,793	$ 152,691	$ 173,691
Operations	$ 1,276,684	$ 1,647,777	$ 2,092,761	$ 2,626,530	$ 3,267,006
EBITDA	*$ 400,410*	*$ 998,993*	*$ 2,113,259*	*$ 3,166,739*	*$ 5,676,024*
EBITDA %	*7.50%*	*11.89%*	*16.35%*	*17.75%*	*22.38%*

Milestones and Timeline

2024-2025

- Launch and establish Essential Reptile Enclosures.

- Open six new influencer e-commerce stores.

- Achieve a 25% increase in total sales from the previous year.

2026-2028

- Expand brand partnerships and influencer networks.

  - Manage two new $1,000,000 brand e-commerce stores per year.

  - Manage six new e-commerce stores per year.

- Continuously improve operational efficiency and customer satisfaction.

- Target an EBITDA margin of over 20%

Conclusion

WeGro Co is strategically positioned to capitalize on the expanding e-commerce trend within the pet industry. By focusing on niche markets and leveraging our proven expertise, we are committed to delivering unmatched value to influencers and brands. Our dedication to innovation and quality will drive our progress towards becoming the leading pet-centric influencer and brand marketing agency.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Dependence on the Pet Industry's Market Dynamics WeGro Co's operations are deeply entrenched in the pet industry, whose market conditions are susceptible to fluctuations in economic climate, changes in consumer spending habits, and shifts in pet ownership trends. Any downturns in overall expenditure on pet products or shifts towards conservative spending could severely impact our profitability.

Intense Competition The digital marketing and e-commerce landscape within the pet industry is notably competitive. We face stiff competition from larger entities that possess more substantial financial, technical, and marketing resources. These competitors could potentially undercut our pricing strategies, launch more appealing product offerings, or secure a larger share of the market, diminishing our presence and profitability.

Challenges in Scaling Operations Our strategic growth involves significant scaling of operations, which presents its own set of challenges. These include managing a growing workforce, maintaining quality during expansion, and managing increased operational costs. Any inefficiencies in these areas could lead to operational disruptions and increased costs, impacting our business performance.

Reliance on Key Personnel Our success is significantly dependent on the expertise and continued service of our key personnel, particularly our senior management and founding members. The loss of such individuals, or difficulties in attracting skilled new personnel, could disrupt our operations and negatively affect our ability to implement our business strategy effectively.

Changes in Consumer Preferences The preferences of our target market are subject to rapid shifts influenced by trends, economic conditions, and media. Failure to anticipate or adapt to these changes can lead to reduced demand for our services and products, affecting our business growth and market position.

Technological Changes and Cybersecurity Staying abreast of rapid technological advancements is crucial for maintaining competitiveness in digital marketing and e-commerce. Additionally, cybersecurity remains a critical concern, as any breach could compromise customer data and disrupt operations, leading to financial and reputational damage.

Regulatory Risks We operate under stringent regulatory frameworks that govern consumer protection, data privacy, and employment. Changes in these regulations, or non-compliance on our part, could result in significant penalties or legal challenges, adversely affecting our operational capability and financial health.

Intellectual Property Risks Protecting our proprietary technology and content is crucial yet challenging. Risks of intellectual property infringement by others, or inadvertent infringement on our part, could lead to expensive legal battles or settlements, straining our financial resources.

Financial Risk Management Effective management of financial risks related to credit, liquidity, and interest rates is vital for maintaining financial stability. Poor management of these risks could expose us to significant financial losses that might affect our operations and financial condition.

Supply Chain Risks We rely on third-party suppliers and logistics partners for inventory management and product delivery. Any disruptions in the supply chain could result in delivery delays, negatively impacting customer satisfaction and potentially harming our reputation and profitability.

Marketing and Customer Acquisition Our growth is heavily reliant on effective marketing and the continual acquisition of new customers. Ineffective marketing strategies or higher-than-expected customer acquisition costs could hamper our growth and negatively impact our revenue.

Risks of International Operations Expanding into international markets involves challenges such as navigating cultural and regulatory differences, managing currency exchange rate fluctuations, and dealing with political and economic instability. These factors could complicate our operations and adversely affect our profitability in these markets.

Economic Downturns Global economic conditions directly impact consumer spending behavior. Any downturn can adversely affect our operational performance and financial condition, leading to reduced consumer spending on our products and services.

Litigation Risks We may be subject to litigation that can be costly and time-consuming and may divert management's focus from day-to-day operations. Unfavorable outcomes in such litigations could result in significant financial liabilities.

Risks of New Ventures Our business strategy includes exploring new product lines and markets, which involves risks associated with new ventures. These include potential failure to meet expected outcomes, operational challenges, and unforeseen financial burdens, which could negatively impact our overall business performance.

RISKS RELATING TO THE OFFERING AND OUR SHARES

Investors considering participation in WeGro Co.'s Regulation Crowdfunding should carefully evaluate the risks associated with this offering and the nature of the shares being offered. Here are the pertinent risks specific to this type of crowdfunding offering:

No Public Market for Shares: Currently, there is no public market for WeGro Co.'s shares, and it is uncertain if such a market will develop in the foreseeable future. This absence of liquidity in the secondary market could make it difficult for investors to sell or transfer their shares.

Valuation Challenges: The valuation of WeGro Co. is based on a variety of factors, including financial projections and market assumptions that are inherently uncertain. Early-stage companies like ours often face challenges in accurately valuing their shares, and the actual value may significantly vary from the initial estimates.

Limited Information Disclosure: As per Regulation Crowdfunding requirements, WeGro Co. provides mandated disclosures. However, these disclosures are less comprehensive than those required for publicly traded companies, potentially leaving investors with less transparency when evaluating our business operations and associated risks.

High Risk of Business Failure: Startups and early-stage companies such as WeGro Co. typically encounter a high risk of business failure. Factors such as market acceptance, competitive intensity, and the effectiveness of business execution play crucial roles in our success or failure. There is a real risk that investors could lose their entire investment if the business fails.

Potential for Dilution: Future fundraising activities, including additional crowdfunding rounds or other forms of financing, may dilute the holdings of existing shareholders.

Such dilution could decrease the value of shares held by current investors and reduce their proportional ownership of the company.

Limited Shareholder Rights: The rights associated with shares purchased in this offering are limited compared to those of traditional equity investments. This limitation includes restricted voting rights and minimal influence over governance matters, which may affect the ability of investors to impact corporate decisions.

Economic and Market Conditions: The performance of WeGro Co. is susceptible to general economic conditions and specific market dynamics affecting the pet industry. Economic downturns or unfavorable market shifts could negatively impact our operational performance and, consequently, the value of your investment.

Regulatory Changes: The regulatory environment governing crowdfunding and securities offerings is subject to change. New regulations or amendments to existing laws could affect our ability to conduct future offerings or require changes to our compliance strategies.

No Assurance of Returns: Investing in this offering does not guarantee a return. The speculative nature of investing in an early-stage company like WeGro Co. means that there is potential for high reward but also a risk of substantial or total loss.

These risks underscore the speculative nature of investing in early-stage companies through Regulation Crowdfunding. Potential investors should consider their investment objectives and risk tolerance before deciding to participate in this offering.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

WEGRO CO, INC

Important:

This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among WeGro Co, Inc, a company organized and existing under the laws of the State of Delaware ("WeGro Co, Inc" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, WeGro Co, Inc has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Non-Voting Common Stock of WeGro Co, Inc (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, WeGro Co, Inc hereby issues to the Subscriber, and the Subscriber hereby subscribes from WeGro Co, Inc **[Shares Subscripted] Shares**, at a Per Share Price equal to **$2.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to WeGro Co, Inc as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may

charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge WeGro Co, Inc a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of WeGro Co, Inc and such decision is based upon a review of the Form C which has been filed by WeGro Co, Inc with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from WeGro Co, Inc in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about WeGro Co, Inc;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in WeGro Co, Inc;

d. WeGro Co, Inc is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless WeGro Co, Inc from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless WeGro Co, Inc and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to WeGro Co, Inc in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to WeGro Co, Inc in connection therewith;

f. the Subscriber acknowledges that WeGro Co, Inc has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and WeGro Co, Inc shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and WeGro Co, Inc is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with WeGro Co, Inc (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in WeGro Co, Inc is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on WeGro is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and WeGro Co, Inc and depends on the advice of its legal and financial advisors and agrees that WeGro Co, Inc will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and WeGro; and

e. no person has made any written or oral representations to the Subscriber:

> (i) that any person will resell or repurchase any of the Shares;

> (ii) that any person will refund the Subscription Price of any of the Shares; or

> (iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by WeGro Co, Inc. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by WeGro Co, Inc and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes WeGro Co, Inc to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that WeGro Co, Inc shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:



Randy Williams

Name: Randy Williams

Title: CEO

WeGro Co, Inc

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

WEGRO CO, INC. (Consolidated)
For the Year Ended December 31, 2024
With Independent Accountant's Review Report

WEGRO CO, INC. (Consolidated)
Financial Statements
For the Year Ended December 31, 2024

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
WEGRO CO, INC. (Consolidated)

I have reviewed the accompanying Financial Statement of WEGRO CO, INC. Consolidated with its 100% subsidiary Zen Habitats, which comprise the Balance Sheet as of December 31, 2024, the Related Statements of Income, Changes in Stockholders' Equity, Cash Flow for the Period then ended and the Related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Tuesday, April 15, 2025

2

WEGRO CO, INC. (Consolidated)

Balance sheet (Unaudited)

		As on December 31,2024
Assets		
Current assets:		
Cash and cash equivalents		112,431
Inventory in Hand		56,902
Other Current Assets		15,727
	$	**185,061**
Non-Current Asset :		
Loan to Shareholders		74,857
Director		
Investments		2,000
	$	**76,857**
Fixed assets:		
Equipment		13,958
Furniture		66,999
Software		8,379
Molds		78,926
Patent		44,060
Total	$	**212,321**
Less : Accumulated Depreciation/Amortization		(92,027)
Net Property, Plant and Equipment	$	**120,295**
Deferred Tax Asset		811,360
Total Assets	$	**1,193,571**
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade Payable		818,423
Loans Payable in less than one year		350,000
Other Current Liabilities		154,529
Total current liabilities	$	**1,322,953**
Long-term liabilities		
Loans, Mortgages		1,381,265
Total long-term liabilities	$	**1,381,265**
Total Liabilities	$	**2,704,217**
Common Stock		553
Preferred Stock		585,000
Retained Earnings		(1,088,958)
Profit for the Year		(1,007,241)
Total Stockholders' Equity	$	**(1,510,646)**
Total liabilities and stockholders' Fund	$	**1,193,571**

See Independent Accountant's Review Report 3

WEGRO CO, INC. (Consolidated)

Statement of Operation (Unaudited)

		For the year ended December 31, 2024
Sales (Net of Sales Tax)		3,726,560
Returns, Discount and Allowances		(482,770)
Total Revenue	$	**3,243,791**
Costs of Good Sold		2,642,701
Total Cost of Goods Sold	$	**2,642,701**
Gross Profit	$	**601,090**
Expenses:		
Advertising & Marketing		219,990
Bank and Credit Card Charges		8,870
Contractors		46,398
Depreciation and Amortization		28,071
Director's/Officer's compensation		335,998
Donation		3,398
Dues and Subsriptions		10,113
Insurance		14,535
Legal and Professional		70,129
Loss on Investment		178,224
Meals & Entertainment		1,068
Office Expenses		6,355
Payroll Fees		31,038
Repairs & Maintenance		1,125
Rent & Lease		40,200
Salary, Wages and Employee Benefits		601,386
Software Fees		62,901
Taxes and Licenses		98,009
Travel Expenses		1,800
Utilities		10,468
Total operating expenses	$	**1,770,076**
Operating Profit		(1,168,986)
Other Income/(Loss)		4,758
Interest expense		(197,306)
Net Profit Before Tax	$	**(1,361,533)**
Deferred Tax Income		354,292
Net Profit After Tax	$	**(1,007,241)**

See Independent Accountant's Review Report

WEGRO CO, INC. (Consolidated)

Statements of Cash Flows (Unaudited)

	For The year ended December 31, 2024
Operating activities	
Net income	(1,007,241)
Depreciation	28,071
(Increase)/Decrease in Debtors	50,339
(Increase)/Decrease in Inventory	332,894
(Increase)/Decrease in Other Current Asset	(662)
Change in Deferred Tax Asset	(354,292)
Increase (decrease) in trades payables	496,737
Increase (decrease) in Other current Liabilities	73,228
Net cash Generated/(used) by operating activities	**(377,044)**
Investing activities	
Net proceeds from Investment	174,340
Net proceeds from other Non-Current Asset	-
Net cash used in investing activities	**174,340**
Financing activities	
Net Proceeds from loan	61,475
Net Proceeds from Loan to Shareholder	5,177
Net Proceeds from capital contribution/(distribution)	115,053
Net cash from financing activities	**181,705**
Net (decrease) increase in cash and cash equivalents	(20,999)
Cash and cash equivalents at beginning of year	133,430
Cash and cash equivalents at end of year	**$ 112,431**

See Independent Accountant's Review Report 2

WEGRO CO, INC. (Consolidated)

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Preferred Stock	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2023	**500**	**470,000**	**(1,088,958)**	**(618,458)**
Additional Paid in Capital/(Capital Distribution)	53	115,000		115,053
Less: Net Profit/(Loss)			(1,007,241)	(1,007,241)
Balance at May 31, 2024	**$ 553**	**$ 585,000**	**$ (2,096,199)**	**$ (1,510,646)**

See Independent Accountant's Review Report

WEGRO CO, INC. (Consolidated)

Property and Equipment (Unaudited)

Sl No.		Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase/ capitalization	Amount $	Accumulated Depreciation Amortization			Net Asset
								As on December 31,2023	Depreciation for the year	As on December 31,2024	
1		Video Equipment	1	60	SLM	1-Jun-19	3,387	3,105	282	3,387	-
2		Habitat Equipment	1	60	SLM	15-Apr-21	10,571	5,814	2,114	7,928	2,643
3		Interior Leasehold Improvements	1	180	SLM	15-Apr-21	63,800	11,697	4,253	15,950	47,850
4		Office Furniture	1	60	SLM	15-Aug-21	3,198	1,546	640	2,185	1,013
5		Software	1	36	SLM	23-Nov-21	8,379	5,819	2,793	8,612	(233)
6		Molds	1	60	SLM	1-Jan-22	78,926	31,570	15,785	47,356	31,570
7		Patents	1	240	SLM	1-Jan-22	44,060	4,406	2,203	6,609	37,452
		TOTAL					212,321	63,956	28,071	92,027	120,295

Notes to Financial Statements for the year ended December 31, 2024 *(unaudited)*

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

WEGRO CO, INC. Consolidated with its 100% subsidiary Zen Habitats "The Company", is in the business of manufacturing customized Enclosure, Stands, Spacers, Extension Kits and other Accessories for Reptiles. The company has presence in USA. The company have distributors in UK and Canada. The company uses its own website as online platform to receive orders and make sales.

On March 26, 2024 WeGro Co, Inc. acquired 100% stake in Zen Habitats.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line mid- month convention method over the estimated useful lives of the assets

Repairs and maintenance performed on equipment or software are expensed as incurred.

Intangible assets excluding software (Line Patent) are recorded at Cost. And is amortized over 20years. Molds are Amortized over 5years. And Software are amortized over 3years from the date of Put to use.

There are no indication of Impairment of the any intangible asset.

Cash and Cash Equivalents

Cash equivalents consist primarily of cash at bank

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Accounting Period

The accounting period for the consolidated financial statements is Jan'1 2024 to May 31, 2024

2. Related party transactions

The company paid Compensation to its director as below.

Director Name	2024
Randy Williams	$ 167,999
Heidi Williams	$ 167,999

Directors have taken loan on the personal capacity from Voya and Sofi, where Zan Habitat (i.e. 100% subsidiary of the Company) has utilized the fund and have agreed to make repayment of the loan along with the Interest, a Total Loan Balance of $124,418 is outstanding as on Dec 31, 2024, in Loans and Mortgages.

3. Deferred Tax Calculation (For Carryforward Losses)

Tax Year	Tax Benefit - Federal	Tax Benefit - State	Total	Tax Year benefit expires
2022	172,616	41,099	213,716	Indefinite
2023	191,641	45,629	237,270	Indefinite
2024	285,922	68,077	353,999	Indefinite
3. Deferred Tax Calculation (For Depreciation)				
2022	1,513	360	1,873	Indefinite
2023	3,400	809	4,209	Indefinite
2024	237	56	294	Indefinite
Total	**655,329**	**156,031**	**811,360**	
Less : Valuation Allowance	-	-	-	
Net Deferred Tax Asset	**655,329**	**156,031**	**811,360**	

The deferred tax has been calculated on Net Operating Loss in tax return until 2023 and on book loss for the Year 2024 of the company and the Accumulated Depreciation difference in books vs tax return until 2023 and estimated difference in depreciation for the Accounting period. The future Estimated Tax Rate are considered @21% for Federal and 5% for State.

4. Commitments and

As of the date of issuance of financials, April 14, 2025, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through April 14, 2025, which is the date the financial statement was available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report. 5